SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

Centrais Elétricas Brasileiras S/A - ("Company" or "Eletrobras") hereby informs its shareholders and the market in general that, further to the Relevant Fact disclosed on August 15, 2016, that the National Electric Energy Agency - ANEEL approved, by resolution of its Executive Board, the amount of R$ 2,579,311,569.77 (two billion, five hundred and seventy-nine million, three hundred and eleven thousand, five hundred and sixty-nine reais and seventy-seven cents), on the base date of December 31, 2012, relating to the portion of the electricity transmission assets, not depreciated and not amortized, on May 31, 2000, denominated Existing Basic Network System - RBSE, of the  subsidiary Centrais Elétricas do Norte do Brasil S/A – (“Eletronorte”), as provided for in Article 15, paragraph 2 of Law No. 12,783/13.

The Company considered in the interim financial statements of June 30, 2016, based on the best estimates that the Company had at that time, the amount of  R$ 3,035 million, originated from the value of,  approximately, R$ 2,485 million (two billion, four hundred eighty-five million) on the base date of December 2012, updated to June 30, 2016,  relating to the mentioned assets.

The Company is evaluating the possible impact in its financial statements, relating to the amounts approved, and will keep the market informed.

Rio de Janeiro, October 18, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.